UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K including the press release attached hereto is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163, 333-248479, 333-263842, 333-271320 and 333-279791) and Form F-3 (File No. 333-238731 and 333-292640), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 29, 2026, CollPlant Biotechnologies Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional and accredited investors providing for the issuance and sale, in a private placement offering (the “Offering”), of an aggregate of 7,647,061 ordinary shares, par value NIS 1.50, of the Company (“Ordinary Shares” and such Ordinary Shares issued in the Offering, the “Shares”) or pre-funded warrants in lieu thereof (the “Pre-Funded Warrants” and the Ordinary Shares issuable upon exercise thereof, the “Pre-Funded Warrant Shares”), unregistered series A warrants to purchase up to 7,647,061 ordinary shares and unregistered series B warrants to purchase up to 15,294,122 ordinary shares, at a combined purchase price of $0.34 per ordinary share and accompanying warrants (or $0.3399 per Pre-Funded Warrant and accompanying warrants) (the series A warrants together with the series B warrants, the “Ordinary Warrants” and together with the Pre-Funded Warrants, the “Warrants”, and the Ordinary Shares issuable upon exercise of the Ordinary Warrants, the “Ordinary Warrant Shares,” and together with the Pre-Funded Warrant Shares, the “Warrant Shares”). The series A warrants will have an exercise price of $0.34 per share, will be exercisable on the date of shareholder approval (the “Shareholder Approval Date”) and will expire two years after the effective date of a registration statement registering the shares issuable upon exercise of the warrants. The series B warrants will have an exercise price of $0.34 per share, will be exercisable on the Shareholder Approval Date and will expire five years after the effective date of a registration statement registering the shares issuable upon exercise of the warrants.  The Pre-funded Warrants have an exercise price of $0.0001 per Ordinary Share, are immediately exercisable upon issuance and will not expire until exercised in full. The Offering is expected to close on or about July 1, 2026, subject to the satisfaction of customary closing conditions.

The gross proceeds from the Offering, before deducting the placement agent’s fees and other related expenses payable by the Company, are expected to be approximately $2.6 million. The Company intends to use the net proceeds from the Offering for general corporate purposes including working capital and funding its research and development programs, and to continue evaluating strategic business combinations, including potential acquisitions, joint ventures, and other strategic transactions.

The exercise price of the Warrants is subject to adjustment as set forth in the Warrants for share splits, share dividends, and similar events. A holder of the Warrants will not have the right to exercise any portion thereof if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares in excess of 4.99% (or, at the election of the holder, 9.99% or 24.99%) of the number of the ordinary shares outstanding immediately after giving effect to such exercise. If at the time of exercise there is no effective registration statement registering the ordinary shares underlying the Ordinary Warrants, the Ordinary Warrants may be exercised on a cashless basis.

The Company has agreed to grant each of the purchasers a right to participate in subsequent financings for 24 months from the “Effective Date” as defined in the Purchase Agreement, subject to certain exceptions. Further, under the Purchase Agreement, the Company has agreed not to (i) enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents, or (ii) file any registration statement or amendment or supplement thereto, for a period of 90 days following the Effective Date, subject to certain customary exceptions. In addition, the Purchase Agreement provides that for a period of one year following the Effective Date, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement, subject to certain customary exceptions.

In connection with the Offering, the Company and the Purchasers entered into a Registration Rights Agreement on June 29, 2026 (the “Registration Rights Agreement”), providing for the registration of the Shares and the Warrant Shares for resale on a registration statement (the “Resale Registration Statement”) to be filed by the Company with the Securities and Exchange Commission (the “SEC”) no later than the 15th calendar day following the date of Registration Rights Agreement. The Company has agreed to use best efforts to cause the Resale Registration Statement to be declared effective as promptly as possible, within the 60 calendar days following the date of Registration Rights Agreement (or within 90 calendar days following the date of Registration Rights Agreement in the event the SEC elects to review such registration statement) and to keep the Resale Registration Statement continuously effective until the earlier of (i) the date on which the purchasers shall have resold or otherwise disposed of all the securities covered thereby pursuant to Rule 144, or (ii) the date on which the securities may be resold by the purchasers without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent in connection with the Offering a placement agent fee equal to 7.0% of the gross proceeds from the sale of the ordinary shares in the Offering (or 3.5% of the gross proceeds with respect to sales to the Company’s existing shareholders), a management fee equal to 1.0% of the gross proceeds from the sale of the ordinary shares in the Offering, a non-accountable expense allowance of $35,000, and legal fees and expenses of $50,000. The Placement Agent or its designees will also receive warrants (the “Placement Agent Warrants” and the Ordinary Shares issuable upon exercise thereof, the “Placement Agent Warrant Shares,” and together with the Warrant Shares, Shares and the Warrants, the “Securities”) on substantially the same terms as the series B warrants to be issued to the investors in the Offering in an amount equal to 6.0% of the aggregate number of ordinary shares (or ordinary share equivalent, if applicable) placed in the Offering, or warrants to purchase up to 458,824 ordinary shares. The Placement Agent Warrants will have an exercise price of $0.425 per share and will be exercisable on the Shareholder Approval Date and will expire five years after the effective date of a registration statement registering the shares issuable upon exercise of the Ordinary Warrants. Upon any exercise of the Warrants issued to the investor for cash, the Company agreed to pay the Placement Agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of such Warrants, a management fee of 1.0% of the aggregate gross proceeds from the exercise of such Warrants, and Placement Agent Warrants to purchase up to 6.0% of the number of ordinary shares issuable upon the cash exercise of the Warrants.

The offer and sale of the foregoing Securities is being made in reliance on an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder, and applicable state securities laws, and the securities have not been and will not initially be registered under the Securities Act, or applicable state securities laws. The purchasers have represented that they are accredited investors, as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) under the Securities Act, and have acquired the Securities as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing Securities is being made without any form of general solicitation or advertising. The Securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the Securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement, Ordinary Warrants, Pre-Funded Warrants and Placement Agent Warrants are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

On June 30, 2026, the Company issued a press release announcing the pricing of the Offering and entry into the Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Report on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

EXHIBITS

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement, dated as of June 29, 2026, by and between the Company and the purchasers signatory thereto.
10.2	Form of Ordinary Warrant.
10.3	Form of Pre-Funded Warrant.
10.4	Form of Placement Agent Warrant.
10.5	Form of Registration Rights Agreement, dated as of June 29, 2026, by and between the Company and the purchasers signatory thereto.
99.1	Press Release dated June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: July 1, 2026	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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